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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        VoiceStream Wireless Corporation

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)


                                    928615103
                     --------------------------------------
                                 (CUSIP Number)


                    John W. Stanton and Theresa E. Gillespie
                        VoiceStream Wireless Corporation
                             3650 131st Avenue S.E.
                               Bellevue, WA 98006
                                  (425)586-8700


            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  June 23, 1999
                     --------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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--------------------
CUSIP NO. 928615103
--------------------
------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John W. Stanton and Theresa E. Gillespie, husband and wife
------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [   ]
                                                      (b)  [   ]
------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      N/A
------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              6,555,411 (1)
    EACH          ------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        6,555,411 (1)
------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      6,555,411 (1)
------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.9%
------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------

(1) Includes (i) 1,686,069 shares of Issuer Common Stock held of record by PN Cellular, Inc. ("PN Cellular"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (ii) 1,274,519 shares of Issuer Common Stock held of record by Stanton Communications Corporation ("SCC"), which is substantially owned and controlled by Mr.


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Stanton and Ms. Gillespie, (iii) 3,152,774 shares of Issuer Common Stock held by Mr. Stanton and Ms. Gillespie, as tenants in common, (iv) 164,437 shares of Issuer Common Stock held of record by The Stanton Family Trust; and (v) 90,000 shares and 15,000 shares of Issuer Common Stock held of record by each of Mr. Stanton and Ms. Gillespie, respectively, pursuant to Western Wireless Corporation's 1997 Executive Restricted Stock Plan. Mr. Stanton and
Ms. Gillespie are married and share voting and investment power with respect to the shares jointly owned by them, as well as the shares held of record of PN Cellular, SCC and The Stanton Family Trust.


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          Preliminary Statement

          This Schedule 13D supercedes the Schedule 13G filed by John W.
Stanton ("Mr. Stanton") and Theresa E. Gillespie ("Ms. Gillespie") with the Securities and Exchange Commission on May 12, 1999, relating to the common stock, no par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Washington corporation (the "Company").

          Item 1.  Security and Issuer.

          This statement on Schedule 13D relates to the Common Stock of the Company.

          Item 2.  Identity and Background.

          (a)  NAME OF PERSONS FILING:

          John W. Stanton and Theresa E. Gillespie, husband and wife.

          (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          VoiceStream Wireless Corporation 3650 131st Avenue S.E.
          Bellevue, WA 98006

          (c) PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF CORPORATION IN WHICH EMPLOYMENT IS CONDUCTED:

          Mr. Stanton is Chief Executive Officer of the Company and of Western Wireless Corporation, a Washington corporation ("Western"). The addresses of the Company and Western Wireless are:

          VoiceStream Wireless Corporation
          3650 131st Avenue S.E.
          Bellevue, WA 98006

     and:

          Western Wireless Corporation
          3650 131st Avenue S.E.
          Bellevue, WA 98006

          Mr. Stanton is also a director of the Company and Western.


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          Ms. Gillespie is Senior Vice President of Western. The address of
Western is:

          Western Wireless Corporation
          3650 131st Avenue S.E.
          Bellevue, WA 98006

          (d) WHETHER DURING LAST FIVE YEARS, SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

          During the past five years, neither Mr. Stanton nor Ms. Gillespie has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

          During the past five years, neither of Mr. Stanton nor Ms. Gillespie has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) CITIZENSHIP:

          Mr. Stanton and Ms. Gillespie are citizens of the United States of America.

          Item 3. Source and Amount of Funds or Other Consideration.

          Not applicable.

          Item 4. Purpose of the Transaction.

          Mr. Stanton's and Ms. Gillespie's acquisitions of Common Stock were made for investment purposes only. Neither of them has any present plans or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


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          Each of Mr. Stanton and Ms. Gillespie, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Each of Mr. Stanton and Ms. Gillespie may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended).

          Item 5. Interest in Securities of the Issuer.

          (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

          Mr. Stanton and Ms. Gillespie are the beneficial owners of 6,555,411 shares of Common Stock, representing 6.9% of the issued and outstanding Common Stock. These holdings include (i) 1,686,069 shares of Common Stock held of record by PN Cellular, which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (ii) 1,274,519 shares of Common Stock held of record by SCC, which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (iii) 3,152,774 shares of Common Stock held by Mr. Stanton and Ms. Gillespie, as tenants in common, (iv) 164,437 shares of Common Stock held of record by The Stanton Family Trust; and (v) 90,000 shares and 15,000 shares of Common Stock held of record by each of Mr. Stanton and Ms. Gillespie, respectively, pursuant to Western Wireless Corporation's 1997 Executive Restricted Stock Plan.

          (b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO VOTE:

     Mr. Stanton and Ms. Gillespie are married and share voting and investment power with respect to the shares jointly owned by them, as well as the shares held of record of PN Cellular, SCC and The
Stanton Family Trust.

          (c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

          None.

          Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

          Mr. Stanton, Ms. Gillespie and certain other stockholders of the Company are currently parties to a Voting Agreement, dated as of May 3, 1999 (the "Voting Agreement"), which provides that the


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parties thereto shall vote their shares of Common Stock for the election to the board of directors of the Company 10 members, one of whom shall be Mr. Stanton, for so long as he is the Chief Executive Officer of the Company or he, together with certain affiliates, beneficially owns at least 4,500,000 shares of Common Stock, and one of whom shall be selected by a majority vote of Mr. Stanton (or, if Mr. Stanton has transferred all of his shares of Common Stock to certain of his affiliates, such affiliates) and Providence Media Partners L.P., a Delaware limited partnership ("Providence")(or, if Providence has transferred all of its shares of Common Stock to certain of its affiliates, such affiliates). This member is in addition to Mr. Stanton for so long as Mr. Stanton serves on the board of directors of the Company by reason of his holding the office of Chief Executive Officer of the Company or he, together with certain affiliates, beneficially owns at least 4,500,000 shares of Common Stock). With respect to such member, Mr. Stanton has agreed that, so long as (i) Mr. Stanton is Chief Executive Officer of the Company or he, together with certain of his affiliates, beneficially owns at least 4,500,000 shares of Common Stock, (ii) Mr. Stanton and Providence (and certain of their respective affiliates) collectively beneficially own at least 4,500,000 shares of Common Stock, and (iii) Providence (or certain of its affiliates) beneficially own at least 2,500,000 shares of Common Stock, he shall vote his shares of Common Stock (and certain of his affiliates' shares) for Providence's designee.

          Mr. Stanton, Ms. Gillespie, certain other stockholders of the Company, the Company, Omnipoint Corporation, a Delaware corporation ("Omnipoint") and certain stockholders of Omnipoint (the "Omnipoint Stockholders") have entered into an agreement, dated as of June 23, 1999 (the "Merger Voting Agreement"), whereby Mr. Stanton, Ms. Gillespie and certain other stockholders of the Company parties thereto have agreed to attend a meeting of the Company's stockholders, in person or by proxy, and to vote or cause to be voted the number of shares of Common Stock beneficially owned by them set forth in a schedule to the Merger Voting Agreement (the "Scheduled Shares") in favor of (i) the adoption and approval of the Agreement and Plan of Reorganization, dated as of June 23, 1999, between the Company, VoiceStream Wireless Holding Corporation and Omnipoint (the "Reorganization Agreement"), and (ii) the proposed merger contemplated by the Reorganization Agreement (the "Merger") and any other matters necessary to consummate the transactions contemplated in the Reorganization Agreement.

          In addition, pursuant to the Merger Voting Agreement, Mr. Stanton, Ms. Gillespie and certain stockholders of the Company have agreed to terminate the Voting Agreement upon the consummation of the Merger and to enter into a new voting agreement with the Omnipoint Stockholders on terms mutually satisfactory to the parties thereto.


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          Finally, from and after the date of the Merger Voting Agreement through the earlier of the effective time of the transactions contemplated by the Reorganization Agreement and the termination of the Reorganization Agreement, each of Mr. Stanton and Ms. Gillespie and each of certain other stockholders of the Company have agreed not to sell or otherwise dispose of, in a single transaction or a series of unrelated transactions, more than 30% of the Scheduled Shares beneficially owned by such stockholder unless, as a condition to such sale, each transferee of any shares in excess of 30% of the Scheduled Shares beneficially owned by such stockholder agrees to be bound by the provisions of the Merger Voting Agreement applicable to the stockholders of the Company.

          The foregoing descriptions of the Voting Agreement and the Merger Voting Agreement are subject to, and qualified in their entirety by reference to, the Voting Agreement, which is filed as exhibit 99.1 hereto and the Merger Voting Agreement, which is filed as exhibit 99.2 hereto and incorporated by reference into this Item 6.

          Item 7. Material To be Filed as Exhibits.

          99.1 Voting Agreement by and among VoiceStream Wireless Corporation, Mr. Stanton, Ms. Gillespie and certain stockholders of VoiceStream Wireless Corporation.

          99.2 Agreement by and among VoiceStream Wireless Corporation, Omnipoint Corporation and certain stockholders of VoiceStream Wireless Corporation.


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 1999


                         By: /s/
                            ---------------------------
                                 John W. Stanton




                         By: /s/
                            ---------------------------
                              Theresa E. Gillespie


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                                  Exhibit Index


          99.1 Voting Agreement by and among VoiceStream Wireless Corporation, Mr. Stanton, Ms. Gillespie and certain stockholders of VoiceStream Wireless Corporation.

          99.2 Agreement by and among VoiceStream Wireless Corporation, Omnipoint Corporation and certain stockholders of VoiceStream Wireless Corporation.